SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM U-6B-2

                           Certificate of Notification

                              Filed by a registered
                               holding company or
                               subsidiary thereof
                                pursuant to Rule
                               20(d) adopted under
                               the Public Utility
                               Holding Company Act
                                    of 1935.

                        SOUTH CAROLINA GENERATING COMPANY
                                  (the Company)

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule 48.

     1. Type of security or securities.

           Senior Secured Notes (the Notes)

     2. Issue, renewal or guaranty.

            Issue

     3. Principal amount of each security.

           $100,000,000 in aggregate principal amount

     4. Rate of interest per annum of each security.

           5.49%

     5. Date of issue, renewal or guaranty of each security.

           February 11, 2004

     6. If renewal of security, give date of original issue.

           Not Applicable

     7. Date of maturity of each security.

           February 1, 2024


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     8. Name of persons to whom each security was issued, renewed or guaranteed.

           The Notes were sold to the Prudential Insurance Company, General Electric Capital Assurance Company, First Colony Life Insurance Company, Security Life of Denver Insurance Company, United of Omaha Life Insurance Company, RGA Reinsurance Company and National Life Insurance Company.

     9. Collateral given with each security, if any.

            The Notes are secured by a mortgage and a security agreement on substantially all of the Company's real and personal property. The mortgage and the security agreement are extensions of the previously existing mortgage and security agreement, both of which originated August 21, 1992.

     10. Consideration received for each security.

           $100 million

     11. Application of proceeds of each security.

           Proceeds from this issuance will be used to support GENCO's construction program and to repay intercompany advances borrowed for that purpose.

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a. the provisions contained in the first sentence of Section 6(b)

b. the provisions contained in the fourth sentence of Section6(b)

c. the provisions contained in any rule of the commission other than Rule 48 X

     13.    If the security or securities are exempt from the provisions of
            Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other than outstanding notes and drafts of a maturity of nine or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

           Not applicable

     14.    If the security or securities are exempt from the provisions of
            Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

           Not applicable

     15.    If the security or securities are exempt from the provisions of
            Section 6(a) because of any rule of the Commission other than Rule 48 designate the rule under which exemption is claimed.

           Rule 52



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                       South Carolina Electric & Gas Company


                       By:      /s James E. Swan, IV
                                -----------------------------------
                                James E. Swan, IV
                                Controller

Dated:   February 23,  2004